EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

	For the Years Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Income (loss) before taxes	$(45,517)	$(31,205)	$(179,048)	$(187,054)	$222,282
Fixed charges (interest expense)	$73,107	$59,278	$65,113	$84,550	$61,195
Earnings adjusted	$27,590	$28,073	$(113,935)	$(102,504)	$283,477
Ratio of earnings to fixed charges	0.38	0.47	(1.75)	(1.21)	4.63
Deficiency	$45,517	$31,205	$179,048	$187,054	$—
Preferred stock dividends	$15,622	$15,622	$15,620	$14,213	$1,964
Combined fixed charges and preferred stock dividends	$88,729	$74,900	$80,733	$98,763	$63,159
Ratio of earnings to combined fixed charges and preferred stock dividends.	0.31	0.37	(1.41)	(1.04)	4.49
Deficiency	$61,139	$46,827	$194,668	$201,267	$—